82-353

SPP CPM

Southern Pacific Petroleum N.L.
ABN 36 008 460 366

Level 11 Riverside Centre
123 Eagle Street Brisbane Qld 4000 Australia

P.O. Box 7101 Riverside Centre
Brisbane Qld 4001 Australia

Phone: 61 7 3237 6617
Facsimile: 61 7 3237 6717
Email: hgunn@sppcpm.com

Chairman Mr Campbell Anderson

4 November, 2003

03037473

Securities and Exchange Commission
500 North Capital Street
NW
WASHINGTON DC 20549
UNITED STATES OF AMERICA

SUPPL

Dear Sir

For your information, please find attached the following documents lodged with the Australian Stock Exchange:

- Appendix 3B *New Issue Announcement* – 18 September 2003
- Stuart Project Update Report No 37 – 1 October 2003
- September 2003 Quarterly Report – 28 October 2003
- Appendix 5B *Mining Exploration Entity Quarterly Report* – 28 October 2003
- Appendix 3Y *Change of Director's Interest Notice* – Lodged 3 November 2003

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

Yours faithfully
SOUTHERN PACIFIC PETROLEUM NL

Heather Gunn
Executive Assistant

PROCESSING SECTION
RECEIVED
NOV 17 2003

11/18

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Options over Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3 options have been issued which in total can be converted to a maximum of 8,000,000 fully paid ordinary shares (options can only be exercised if the Guarantee Facility is drawn)

+ See chapter 19 for defined terms.

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Options (which are in accordance with the provision of Guarantee Facilities provided by Frederick B. Whittemore ("FBW") and Malcolm G Chace III ("MGC") as detailed in the announcement lodged with the ASX on 31 May 2002) over Fully Paid Ordinary Shares are in respect of the "First Subsequent Offer" for each of the facilities as follows: - FBW facility - 2 Options which combined are over a maximum of 6,000,000 fully paid ordinary shares. - MGC facility - 1 Option over a maximum of 2,000,000 fully paid ordinary shares. The option pricing is based on the average share price in the 20 business days prior to the respective calculation date. The FBW facility's calculation date is 28 May 2003 (resulting in an exercise price of $0.253), whilst the MGC facility's calculation date is 26 July 2003 (exercise price of $0.205). For each option, the aggregate number of shares that may be obtained on exercise of that option varies (up or down) to take into account changes in the US$/A$ exchange rate as at the calculation date for the relevant option. The number will vest incrementally on a monthly basis over 12 months from the calculation date up to the maximum aggregate number. Each incremental number of shares vested will vary in proportion to the percentage of the facility utilised at that time. Each incremental number of shares is available for exercise for a 3 year period from the time of the increase, with the last of the 3 year periods ending 47 months after the calculation date for the relevant option.
4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	No, Options do not rank equally with an existing class of quoted securities.
	If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Shares issued pursuant to the exercise of Options will rank pari passu with existing ordinary shares from the date of issue of those shares. Options do not have the rights attaching to shares.

+ See chapter 19 for defined terms.

5	Issue price or consideration	Issue consideration of $A0.01 for each share that may be purchased by exercise of that option, with payment due in 12 equal monthly instalments.	
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	The options have been issued as consideration for the granting of unsecured guarantee facilities to the company.	
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	17/09/03	
		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	408,130,827	Ordinary Fully Paid
		2,562,747	Ordinary Shares paid to 10 cents
		29,375,964	Options expiring on 19/11/2004 (Exercise price of $0.55).
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	28,950,748	Equity Participation Shares paid to 1 cent
		22,871,370	Equity Participation Shares paid to 0.375 cents
		246,304	Ordinary Shares paid to 40.616 cents (9.384 cents unpaid)
		4,550,000	Convertible Unsecured Notes at $3.30 each
		12,500,000	Options expiring on 20/04/2006 (Exercise price of $1.25)
		12,331,656	Options expiring on 20/04/2006 (Exercise price of $1.2669)
		17	Guarantee Facility Options over 34,907,932 (max) fully paid ordinary shares
		1	Conversion Option (over 291,666,550 (maximum) fully paid ordinary shares) in respect of Convertible Bonds issued by a Subsidiary.
10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/a	

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

Not Bonus or Pro Rata Issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

Not applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities No New Class of Securites

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought	
39 Class of +securities for which quotation is sought	

+ See chapter 19 for defined terms.

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date:..18/09/03...........
(Director/Company secretary)

Print name: ...V H Kuss..

== == == == ==

+ See chapter 19 for defined terms.

STUART PROJECT UPDATE
Report No. 37 – 1 October 2003

Southern Pacific Petroleum NL (SPP) advises that the Stuart Stage 1 demonstration plant resumed oil production operations on 20 September after an eight-week shutdown to implement planned capital upgrades and other maintenance as part of its ongoing program to improve plant performance and oil production volumes.

Initial performance results in all sections of the plant have been encouraging. A key measure is shale processing rate which has been sustained for more than six days in the range of 200-210 tonnes per hour (80-84% of design) with a peak rate as high as 225 tonnes per hour (90% of design). Cumulative processing hours at rates in excess of 200 tonnes per hour already exceed what was achieved during the entire 96-day period of the previous run.

More extensive plant performance and oil production results will be available to report in the September Quarterly.

The early results from this latest plant performance improvement program, the record 96-day run length achieved in the previous run and the increase in year-over-year oil production volumes show the solid progress that has been made in demonstrating the viability of the ATP technology and its readiness for commercial application.

1. OIL PRODUCTION RESUMES AFTER EIGHT-WEEK SHUTDOWN

The Stage 1 plant resumed oil production operations on 20 September after an eight-week shutdown to implement planned capital upgrades and other maintenance aimed at continued improvement in plant performance and oil production volumes.

In total around A$13 million was invested in the plant in this shutdown, which was considerably more extensive than planned and therefore more costly. As a result of this increased investment and given projected improvements in plant performance, the Company is assessing its options, including the pace and funding of additional phases of the planned capital improvement program on Stage 1. Plant performance results following this shutdown will be an important component of this assessment.

The initial phase of a planned Stage 1 capital improvement program, funded from the recent SCP Koala Partners capital raising, was implemented in this shutdown as outlined in detail in the June Quarterly Report. All of the indicated capital upgrades were completed. These improvements were directed primarily at increased plant reliability and production run length.

Future phases of the planned capital improvement program are directed at achieving a step change in plant stream-day capacity closer to the original design capacity of 250 tonnes of shale per hour, primarily through installation of additional shale drying capacity. The plant is currently limited by the existing undersized shale dryer, which is being run at constrained rates to minimise odour emissions. In addition, fabrication of a new shale crusher is underway to improve shale particle size distribution and thereby achieve a projected step change in oil yield.

The latest shutdown also included the most extensive program of equipment inspections and cleaning of vessels and lines since operations began, a period that reflects more than 400 days on-line processing shale. This inspection program identified additional upgrading and maintenance requirements and opportunities that were implemented to increase plant integrity and reliability to underpin the achievement of longer operational runs. The information obtained from this inspection program has substantially improved the operational knowledge base and will enable improved maintainability of Stage 1 and Stage 2, as well as providing important engineering design data for Stage 2.

In addition to the planned capital improvements described in the June Quarterly, other important capital upgrades were added to the shutdown scope, including:

- More extensive refurbishment of the ATP including additional shielding in areas of high wear to extend the time between maintenance periods.
- Trial installation of a new, more robust design for one of the six ATP rear supports. Subject to the results of future inspections, this upgrade is likely to be progressively installed for the other rear supports.
- Replacement of two damaged splines on the ATP riding ring bearing which accommodate heat expansion of the ATP (likely an original build fault for which there was a straight forward remedy).
- Refurbishment of the main stack and its burner system to improve integrity, reduce scale build-up and increase reliability.
- Refurbishment of the shale dryer induced draft fan and upsizing of the fan diameter to provide additional airflow and shale drying capacity.
- A first-time replacement of spent catalyst in the three hydrotreater beds, in line with expected catalyst life.

In order to implement all of the above additional reliability improvements, the shutdown was longer, it included more work and the costs were about double initial expectations. The benefit of this additional shutdown investment is that the plant is now well positioned to exceed the previous best run length of 96 days and achieve higher sustained oil production rates. The performance data that will be captured on the capital improvements implemented in this shutdown will also have significant benefits for ongoing operations of Stage 1 and, just as importantly, the design of Stage 2.

2. NEW SHALE CRUSHING AND DRYING PROJECTS INITIATED

Fabrication of a new rolls crusher to replace an existing impact crusher in the shale crushing circuit has commenced for implementation by early 2004. Extensive testing has shown that a rolls-type crusher should achieve improved particle size distribution, closer to the original design, by reducing the proportion of oversized material. Prior studies have indicated that this change should have a positive impact on dryer performance and oil yield.

An extensive review, with the participation of recognised fluidised bed drying experts, of options to remove the capacity restriction of the plant imposed by the undersized rotary shale dryer has recently been completed. The review confirmed that a new full-sized fluidised bed dryer is the preferred option in terms of performance, cost and technology development.

Given that fluidised bed drying technology is a step-out in this application and is intended to be a prototype for Stage 2, a decision has now been taken that the technical and operational risk can best be managed by sequencing the commissioning of the dryer for later in the first half of 2004, following a period of sustained operations of the new crusher. Performance of a fluidised bed dryer is more sensitive to particle size distribution than the existing rotary dryer and it is therefore anticipated that the planned new dryer will benefit from the improved particle size distribution of the feed from the new crusher.

Detailed engineering design is underway on the new dryer. This design work will provide a firm cost estimate and facilitate the assessment of financing options, prior to committing to the dryer fabrication.

JD McFarland

James D McFarland
Managing Director
1 October 2003

Note: *This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.*

Level 11, Riverside Centre
123 Eagle Street, Brisbane Qld 4000 Australia
PO Box 7101
Riverside Centre, Brisbane Qld 4001 Australia

Ph: 61-7-3237-6600
Fax: 61-7-3237-6700
Email: info@sppcpm.com
Website: www.sppcpm.com

SPP CPM

Southern Pacific Petroleum N.L.
(ABN 36 008 460 366)

SEPTEMBER 2003 QUARTERLY REPORT
28 October 2003

This quarterly report summarises the activities of Southern Pacific Petroleum N.L. (SPP – "the Company") for the quarter ended 30 September 2003. This report also contains information on a number of key events subsequent to 30 September.

3Q 2003 HIGHLIGHTS

- ***A$13 million program of capital upgrades & maintenance completed in 57-day plant shutdown***
- ***Step change improvements in current production run***
  - ✓ ***17% increase in oil production rate to 3,175 bpsd***
  - ✓ ***Oil yield at 94% of design***
- ***One million barrel production milestone surpassed***
- ***New shale crusher and dryer projects advancing***
- ***Cash reserves A$18.3 million at 30 September***

1. STUART PROJECT ACHIEVES STEP CHANGE IMPROVEMENT

The Stuart Stage 1 demonstration plant resumed oil production operations on 20 September after a A$13 million, 57-day shutdown to implement capital upgrades and to carry out maintenance as part of an ongoing program to improve plant performance and oil production volumes.

As a direct result of this shutdown program, a better-than-projected step change improvement in plant performance has been achieved. The improvement is evident in all sections of the plant and builds on the continuous improvements achieved in each of the two earlier production runs in 2003.

2003 Production Runs	13 Dec '02 – 25 Feb	8 Apr – 25 Jul	To Date 20 Sept – 28 Oct
• Stream-days on shale (#)	56	96	32
• Hot-hold days (#)	18	11	6
• Oil production (kbbls)	140	260	100
• Oil production rate (bbls/stream day)	2,500	2,720	3,175
• Shale feed rate (t/hr)	158	174	186
• Plant oil yield (% MFA[2])	77.0	79.8	86.7

1. Litres per tonne at zero moisture (LTOM) as measured by the Modified Fischer Assay (MFA) technique. Stage 1 average design feed has a grade of 172 LTOM.
2. Stage 1 design oil yield (C_5+) is 92% of MFA.

As of 28 October, the current run has been underway for a period of 38 days, during which shale was processed for 32 days. A total of 6 days of hot hold conditions were required to deal with minor operational issues, which were expected given the extent of the changes implemented in the shutdown.

A number of these operational issues resulted in short periods of processed shale dust emissions on the plant site. Improvements in equipment and operational procedures have been developed and are in the process of being implemented to minimise these exceedances.

The current run is continuing with the next planned shutdown scheduled for early 2004.

17% Increase in Oil Production Rate to 3,175 Barrels Per Stream Day

Oil production to-date in the current run totals 100,000 barrels. In the first 30 calendar days of the current run, approximately 90,000 barrels of oil were produced, which exceeds the previous best monthly record of 85,000 barrels achieved in June 2003.

Stream-day oil production rates have averaged 3,175 barrels per day in the current run, a 17% improvement from the previous run that ended on 25 July.

Although production is still being constrained to minimise odour emissions from the existing shale dryer, a new daily oil production record of approximately 3,700 barrels was established on 23 September. Rates in excess of 3,500 barrels per day were also achieved on 11 days to-date in this run.

Shale Dryer Performance Further Optimised

As mentioned above, shale processing rates remain constrained by performance of the existing shale dryer. Removing this bottleneck is a key element of the next phase of the planned capital improvement program, although a new dryer would not be operational until the middle of 2004 even if the required funds were appropriated before year-end 2003.

As a very cost effective interim step, incremental improvements are being progressively implemented to increase the throughput of the existing dryer while continuing to minimise odour emissions. In the latest shutdown, the diameter of the dryer induced draft fan was increased to provide additional airflow and shale drying capacity. This has contributed to a 7% improvement in average shale feed rate, increasing to 186 tonnes per hour compared to the previous run.

Oil Yield at 94% of Design

A 9% improvement in oil yield to 94% of design levels has been achieved to-date in the current run. This factor has had the biggest impact on recent increased oil production rates.

This improvement in yield reflects successful changes to the ATP in the latest shutdown. These changes included re-installation of a continuous actuator system for the spent shale recycle gate to the retort section enabling optimised recycle rates. In addition, improvements were made to the inter-zone seals to maximise hydrocarbon recovery.

Together with operational procedures trialed in the previous run to optimise retort zone and combustion zone operating temperature, these incremental improvements have increased oil yield by more than 13% in 2003.

It is important to note that these improvements and the associated know-how relate not only to ongoing operations of Stage 1, but also to future plant expansions.

2. CUMULATIVE OIL PRODUCTION SURPASSES ONE MILLION BARREL MILESTONE

In late September the Stage 1 plant surpassed the one million barrel oil production milestone.

As at 28 October, the plant had processed 1.70 million tonnes of oil shale and produced 1.07 million barrels of oil during the 438 operating days since operations began.

Stuart Stage 1 Production and Sales	Quarterly		YTD to end September	
	3Q 2002	3Q2003	2002	2003
• Oil production (kbbls)	133	106	287	411
• Plant availability (%)	62	38	48	55
• ULSN sales (kbbls)	247[1.]	79	247[1.]	211
• LFO sales (kbbls)	55	59	144	200
1. Includes sales of ULSN inventory accumulated since August 2001, under a new contract signed with Mobil Oil Australia on 1 July 2002.				

43% Increase in Year-to-Date Oil Production to 411,000 Barrels

Year-to-date oil production of 411,000 barrels is up 43% from the corresponding period in 2002. Reduced oil production volumes in the third quarter reflect the scheduled plant maintenance shutdown during the quarter.

The Company remains on track to achieve its oil production target of 600,000 barrels for the full year 2003 given the strong results being achieved in the current run.

Year-to-Date Plant Availability 55%

The increase in plant availability (% of time on-line processing shale) to 55% for the first three quarters of 2003, up from 48% in the same period in 2002, has been a major contributor to increased oil production.

This increase in availability is a direct result of improved equipment and plant reliability, which has reduced unplanned downtime. Continuous improvements in operational know-how and the facility enhancements implemented in maintenance shutdowns in late 2002 and 2003 have contributed to increased reliability.

Year-to-Date Oil Sales Generate A$24.6 million in Net Revenue

Year-to-date oil product sales included 211,000 barrels of ulta-low sulphur naphtha (ULSN) and 200,000 barrels of light fuel oil (LFO). These sales generated A$24.6 million in net revenues after shipping costs and including A$11.5 million in excise tax rebates.

The average blended plant gate price for all sales of ULSN and LFO in 2003 to the end of September was A$60 per barrel, including the excise tax rebate on ULSN sales.

3. STAGE 1 CAPITAL IMPROVEMENT PLAN TARGETING TO DOUBLE OIL PRODUCTION

After 438 days of Stage 1 operations processing shale, more than one million barrels of oil production and demonstrated peak performance close to the design levels for key operational parameters, SPP is confident that the ATP technology is ready for scale-up to commercial size in the planned Stage 2 project. The Company will continue to seek creditable third party input and advice to validate this conclusion as part of its ongoing efforts to attract partners and financing for Stage 2.

Although SPP considers that the Stage 1 demonstration plant has effectively achieved its primary objectives in confirming the viability of the ATP technology at industrial scale and providing valuable learnings for future expansions, the Company is nevertheless continuing to pursue attractive opportunities to further improve the performance of the Stage 1 plant which is now approaching operational cash flow breakeven on a stream-day basis (excluding shutdown and capital related costs). Success under such an operational strategy (as distinct from a pure R&D strategy) would reduce the ongoing costs of maintaining Stage 1, extend the period of operational learning and provide a stronger base to negotiate joint venture partnerships and Stage 2 financing.

Stage 1 capital improvement opportunities have been in view for some time and total approximately A$25 million. They are straightforward and involve incremental changes to increase oil yield, plant capacity and reliability on a sustained basis.

The planned capital improvement program is being phased to match availability of funds and to enable application of learning at each step. The ultimate target under this operational strategy is to double oil production to approximately 1.2 million barrels per year by 2005 compared to the forecasted production of 600,000 barrels in 2003.

Potential timing, cost and targets of each phase are summarised below:

Potential Timing	Potential Investment (A$ million)	Targeted Improvements
• 3Q 2003	6.0	Shutdown upgrades (R,Y,C)
• 4Q 2003	1.5	Rolls crusher (Y,C)
• 2Q 2004	5.0	Fluid bed dryer (C)
• 1Q & 3Q 2004	9.5 – 12.5	Shutdown upgrades (R)
Total	**22 – 25**	
Capacity = (C), Yield = (Y), Reliability = (R)		

Initial Phase of Upgrading Work Already Achieving Better-Than-Expected Results

As foreshadowed in the June 2003 Quarterly Report, the initial phase of a planned Stage 1 capital improvement program, funded from the recent SCP Koala Partners capital raising, was implemented in the third quarter maintenance shutdown. This program has directly contributed to the better-than-projected 17% increase in average oil production rate in the current run.

In total, approximately A$13 million was invested in the plant in the 57-day shutdown that began on 25 July and ended on 20 September. The shutdown was considerably more extensive and longer than planned, resulting in a doubling of costs compared to initial expectations.

This increased investment in the third quarter shutdown has caused the Company to reassess its options, including the pace and funding of uncommitted phases of capital improvements under the current operational strategy for Stage 1.

Approximately A$6 million of the A$13 million invested in the shutdown was directed at capital upgrades to increase yield, plant reliability and production run length. These upgrades included all of the planned capital improvements described in the June 2003 Quarterly Report as well as other improvements added to the program scope as outlined in the Stuart Project Update No. 37.

In summary, the final shutdown scope included:

- Improvements to the shale crushing circuit to increase durability and reliability.
- Refurbishment of the shale dryer induced draft fan and enlargement of the fan diameter to provide additional shale drying capacity.
- Extensive refurbishment of the ATP to increase durability and to extend the time between required maintenance periods.
- Other improvements to the ATP directed at increasing oil yield, including re-installation of a continuous actuator system for the spent shale recycle gate in the retort section to optimise recycle rates and improvements to the inter-zone seals.
- Replacement of a corroded, carbon steel section of the fractionator tower and other small diameter lines in the oil recovery plant with stainless steel components to improve plant integrity and reliability.
- Improvements to the processed ash handling system including the ash moisteners and conveyor system to reduce fugitive shale dust emissions and to increase wear resistance and reliability.
- Improvements to the flue gas scrubbing circuit and the main stack and its burner system, to increase reliability and maintainability.
- First-time replacement of spent catalyst in the hydrotreater section of the plant, in line with the expected catalyst life.

Next Phase of Upgrades Targeting Shale Crushing and Drying

The next phase of the capital improvement program is underway and includes a new rolls crusher to replace the existing impact crusher in the shale crushing circuit. Fabrication of the crusher components is nearing completion, with installation and commissioning planned for early 2004. The cost of the crusher is approximately A$1.5 million including fabrication and installation.

Extensive testing has shown that the new crusher should achieve an improved shale particle size distribution, with a reduction in the proportion of oversized material, which should facilitate drying and retorting of the shale and effectively increase drying capacity and oil yield.

Detailed engineering design (approximately A$0.3 million) is also underway on a new fluidised bed dryer to replace the existing, undersized rotary dryer.

The capacity of the plant is being self-limited by the need to run the existing dryer at reduced rates to minimise odour emissions. An extensive review that examined cost, technical and operational risk and odour emissions performance confirmed that a new fluidised bed dryer was the preferred option to remove this capacity restriction in Stage 1. Since fluidised bed drying is also being planned for Stage 2, a large-scale prototype application in Stage 1 can provide important operational data for Stage 2.

The cost of a new fluidised bed dryer is currently estimated to be in the order of A$5 million. Before any commitment is made to fabrication of the new dryer, the following steps will be undertaken. Firstly, the cost estimate will be confirmed with the benefit of the detailed design work currently underway. Secondly, various financing options will be examined. If the decision is made to proceed, installation and commissioning of the dryer would be scheduled around mid 2004. This would follow a period of sustained operations of the new crusher to deal with any start-up issues that may arise with the crusher. This is particularly important because a fluidised bed dryer is more sensitive to particle size distribution of the feed ore and is therefore expected to benefit from the planned reduction in oversized material.

Further Capital Improvement Opportunities Identified to Increase Reliability

Based on experience in the third quarter 2003 shutdown and the growing operational and maintenance data base on Stage 1, a further A$9-12 million in capital improvement opportunities have been identified (on a preliminary basis) that primarily target increased plant reliability. These could be implemented during future planned shutdowns in 2004, subject to further planning and review.

4. JOINT VENTURE PARTNER DISCUSSIONS EXPECTED TO BENEFIT FROM IMPROVED STAGE 1 PERFORMANCE

The Company's ongoing program to attract an industry joint venture partner is expected to benefit from the improved performance of Stage 1, the growing demand for oil and low-sulphur transportation fuels in the Asia-Pacific region and the increasing challenge faced by petroleum companies in replacing produced reserves. China is also forging new trade and economic links with Australia in the natural resources sector reflecting its need to fuel a rapidly growing economy.

Discussions and technical due diligence have continued with a number of companies in Asia and new discussions are being advanced with North American-based petroleum companies and oil sands producers following the recent SCP Koala Partners financing.

5. STUART STAGE 2 DRAFT EIS REVIEW AT ADVANCED STAGE

The Company has continued to be responsive to requests for clarification and additional information from the Queensland and Commonwealth Governments and their advisors as the Stage 2 Draft EIS proceeds through the final stages of review. The thoroughness of the review, stretching over three years and incorporating extensive operating experience from Stage 1, is unprecedented and reflects the significance of the decision for Queensland and Australia.

The Company is confident that it has addressed all of the relevant issues in its various submissions and that the outcome of the review will be positive.

6. CASH RESERVES A$18.3 MILLION AT 30 SEPTEMBER

At the end of September 2003, the SPP Group had A$18.3 million of available funds under management, a reduction of A$12.9 million from the end of the second quarter. On a proforma basis, available funds at 30 September are effectively increased to A$21.7 million with the inclusion of projected proceeds from the sale of month-end oil product inventories, but before allowing for outstanding shutdown-related creditors of approximately A$7 million to be paid in fourth quarter.

As a result of the higher than projected cost of the third quarter plant shutdown, a materially greater amount of the Company's cash reserves have been drawn down in advance of potential funds being available from Tranche 2 of the SCP Koala Partners financing (A$8.5 million).

The Company is therefore focussed on satisfying the three conditions precedent for Tranche 2 as soon as possible. These include the Stage 2 EIS approval, independent verification of Stage 1 progress towards commercial viability and the grant of security over SPP's interest in the Rundle Joint Venture. At the current time, these remain outstanding.

The Company is also continuing to assess its options with respect to the funding and possible timing for the identified but as yet uncommitted phases of the Stage 1 capital improvement program.

James D McFarland
Managing Director
28 October 2003

Note: This release contains forward-looking statements based on numerous assumptions. These assumptions are subject to a number of risks and uncertainties, many of which are beyond the control of the Company. Actual results may differ materially from those projected. The Company makes no representations or warranties with respect to the accuracy of the projections.

Level 11, Riverside Centre	Ph:	61-7-3237-6600
123 Eagle Street, Brisbane Qld 4000 Australia	Fax:	61-7-3237-6700
PO Box 7101	Email:	info@sppcpm.com
Riverside Centre, Brisbane Qld 4001 Australia	Website:	www.sppcpm.com

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

Southern Pacific Petroleum N.L.

ABN

36 008 460 366

Quarter ended ("current quarter")

30 September 2003

Consolidated statement of cash flows

	Cash flows related to operating activities	Current quarter $A'000	Year to date (9 months) $A'000
1.1	Receipts from product sales and related debtors	9,220	26,938
1.2	Payments for (a) exploration and evaluation	(22,302)	(51,789)
	(b) development		
	(c) production		
	(d) administration	(1,503)	(5,469)
1.3	Dividends received		2
1.4	Interest and other items of a similar nature received	3	16
1.5	Interest and other costs of finance paid		
1.6	Income taxes paid		
1.7	Other - Sundry Receipts	2	10
	- GST Credits received from Aust Tax Office	1,838	4,867
	Net Operating Cash Flows	(12,742)	(25,425)
	Cash flows related to investing activities		
1.8	Payment for purchases of: (a)prospects		
	(b)equity investments		
	(c) other fixed assets	(235)	(235)
1.9	Proceeds from sale of: (a)prospects		
	(b)equity investments		2
	(c)other fixed assets	11	2,470
1.10	Loans to other entities		
1.11	Loans repaid by other entities		
1.12	Other - Interest Received	318	546
	Net investing cash flows	94	2,783
1.13	Total operating and investing cash flows (carried forward)	(12,648)	(22,642)

1.13	Total operating and investing cash flows (brought forward)	(12,648)	(22,642)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.		1,007
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other - Interest Paid on borrowings (incl Convertible Notes)	(230)	(2,028)
	- Proceeds from issue of Secured Convertible Bonds		34,000
	- Costs of Issue of shares and Bonds		(2,058)
	Net financing cash flows	(230)	30,921
	Net increase (decrease) in cash held	(12,878)	8,279
1.20	Cash at beginning of quarter/year to date	31,246	10,089
1.21	Exchange rate adjustments to item 1.20		
1.22	**Cash at end of quarter**	18,368	18,368

Payments to directors of the entity and associates of the directors. Payments to related entities of the entity and associates of the related entities.

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	324
1.24	Aggregate amount of loans to the parties included in item 1.10	Nil

1.25 Explanation necessary for an understanding of the transactions

Nil

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

Nil

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Nil

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities		
	Guarantee facilities totalling US$17.5 million (Converted at A$/US$ rate on 30/09/03 of US$0.6802).	25,727	25,727
	TOTAL	25,727	25,727
3.2	Credit standby arrangements	Nil	Nil

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation (including approx $7 milion in payments related to the September shutdown, but before cash inflows from Net Sales Revenue – estimated to be in the order of $10.5 million)	22,486
4.2	Development	
	Total	**22,486**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	3,357	1,738
5.2	Deposits at call	15,011	29,508
5.3	Bank overdraft	0	0
5.4	Other	0	0
	Total: cash at end of quarter (item 1.22)	18,368	31,246

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed	Nil			
6.2	Interests in mining tenements acquired or increased	Nil			

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities**	Nil	Nil		
7.2	Changes during quarter (a) Increases through issues	Nil	Nil	N/a	N/a
	(b) Decreases through returns of capital, buy-backs, redemptions	Nil	Nil	N/a	N/a

7.3	**+Ordinary securities**				
	Fully Paid Ordinary	408,130,827	408,130,827	Fully Paid	Fully Paid
	Partly Paid Ordinary	2,562,747	2,562,747	50	10
	Partly Paid Ordinary	246,304	Nil	50	40.616
	Equity Participation	28,950,748	Nil	Various	1
	Equity Participation	22,871,370	Nil	Various	0.375
7.4	Changes during quarter (a) Increases through issues				
	Fully Paid Ordinary	Nil	Nil	N/a	N/a
	Equity Participation	Nil	Nil	N/a	N/a
	(b) Decreases through returns of capital, buy-backs, cancellations	Nil	Nil		
7.5	***Unsecured Convertible Notes***	4,550,000	Nil	$3.30	$3.30
7.6	Changes during quarter (a) Increases through issues	Nil	Nil	N/a	N/a
	(b) Decreases through securities matured, converted	Nil	Nil	N/a	N/a
7.7	**Options** *(each option is exercisable for 1 Fully Paid Ordinary Share)*			*Exercise price*	*Expiry date*
		12,500,000	Nil	$1.25	20/04/2006
		12,331,656	Nil	$1.2669	20/04/2006
		29,375,964	29,375,964	$0.55	19/11/2004
7.8	Issued during quarter	Nil	Nil	N/a	N/a
7.9	Exercised during quarter	Nil	Nil	N/a	N/a
7.10	Expired during quarter	Nil	Nil	N/a	N/a
7.7A	**Options** *(options convert to Fully Paid Ordinary Shares – max. possible shares shown in brackets)*	17 Options (34,907,932)	Nil	$A0.01 per share that may be purchased by exercise of that option (payable over 12 mths)	N/a
7.8A	Issued during quarter	3 Options (8,000,000)	Nil	$A0.01 per share that may be purchased by exercise of that option (payable over 12 mths)	N/a
7.9A	Exercised during quarter	Nil	Nil	N/a	N/a
7.10A	Expired during quarter	Nil	Nil	N/a	N/a
7.11	**Debentures***(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

On 11 June 2003 Stuart Energy (Nominees) Pty Ltd, a controlled entity of SPP, issued 350 Secured Convertible Bonds at a discounted price $97,143 per Bond (the Bonds have a face value of $100,000 each). Each of the Bonds can convert into SPP fully paid ordinary shares on or before 11 June 2008 at 12 cents each (the 350 Bonds can convert into a maximum of 291,666,550 SPP fully paid ordinary shares).

In accordance with the Schemes of Arrangement resulting in SPP taking control of CPM, current CPM security holders (other than SPP) have the right to convert their CPM securities into SPP securities, as follows:

- At 30 September 2003, 10,730,014 CPM fully paid ordinary shares, 742,000 CPM partly paid shares and 1,882,250 CPM equity participation shares were subject to a deferral arrangement, whereby the holders of these shares could convert their holding into SPP shares at any time up to 8 March 2012. These shares each have the right to convert into 2.664 equivalent SPP shares.
- At 30 September 2003, CPM had 1,920,000 convertible notes on issue. As a result of the Scheme of Arrangement, each of these convertible notes are convertible into 2.664 SPP fully paid ordinary shares.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does /~~does not~~* *(delete one)* give a true and fair view of the matters disclosed.

Sign here: .... Date: ..28 October 2003.........
(Director)

Print name: ......V. H. Kuss...................................

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity SOUTHERN PACIFIC PETROLEUM NL (SPP)	
ABN 36 008 460 366	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JAMES DOUGLAS MCFARLAND
Date of last notice	12/08/2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct and Indirect Interests
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	73,271 Fully Paid Ordinary Shares are held on trust by SPP Employee Share Plan Pty Ltd in accordance with the Company's deferred employee share plan
Date of change	Various from 1 August 2003 to 2 October 2003
No. of securities held prior to change	361,908 Ordinary Fully Paid Shares 285,715 Options (expiring 19 November 2004) 3,971,360 Equity Participation Shares
Class	
Number acquired	11,742 Fully Paid Ordinary Shares
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	Shares were acquired on-market each month by the trustee on behalf of the employee at various prices (ranging from $0.25 to $0.26 each share)

+ See chapter 19 for defined terms.

No. of securities held after change	373,650 Ordinary Fully Paid Shares 285,715 Options (expiring 19 November 2004) 3,971,360 Equity Participation Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On Market transactions purchased by Trustee on behalf of the employee

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	